Mail Stop 3561

November 4, 2008

Arctic Cat Inc.
Timothy C. Delmore-Chief Financial Officer
301 Brooks Avenue South
Thief River Falls, Minnesota 56701

Re: Arctic Cat Inc.
           Form 10-K for the year ended March 31, 2008
           Filed June 13, 2008
           File Number: 000-18607

Dear Mr. Delmore:

We have reviewed your response letter dated September 18, 2008 and
have the following additional comments. Where indicated, we think you should revise
your future filings in response to these comments. If you disagree, we will consider your
explanation as to why our comments are not applicable or a revision is unnecessary.
Please be as detailed as necessary. We look forward to working with you in these
respects and welcome any questions you may have about any aspect of our review.

Form 10-K for the fiscal year ended March 31, 2008

General

1. You indicate in your response to our prior comments 1, 2, 3, 5, and 6 that you will
    revise sections of your filing. In this regard, please provide us with your proposed
    disclosure.

Item 7-Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies, page 16

2. We note that inventory is a significant portion of your total assets. In this regard,
    since lower of cost or market inventory accounting requires significant judgment
    and estimates by management, we believe you should revise your critical
    accounting policies in future filings to include a detailed discussion of your
    inventory valuation procedures. Please advise.

Item 8- Financial Statements and Supplementary Data

Notes to Financial Statements

Segment Reporting, page 37

3. We note your response to our prior comment 9. However, based on the Gross Margin Report by Product Line that you provided to us, it is not clear how you determined that your product lines have similar characteristics. Your report not only indicates that you have significantly different gross margins for each of your product lines, but the gross margins for snowmobiles and ATVs trend in opposite directions. Based on your disclosures on page 12 of your Form 10-Q for the quarter ended June 30, 2008, the differences in gross margins and the aforementioned trends have continued. Additionally, the results of operations for your snowmobile product line are significantly affected by snowmobile incentives. In this regard, it appears that each of your product lines demonstrate significantly different seasonal trends and volatility associated with factors such as the amount of snowfall. Furthermore, the economic characteristics displayed on your Gross Margin Report for the Parts, Garments and Accessories product line appear significantly different from your other product lines and do not appear to have similar production costs or processes, storage costs, pricing, demand, or a similar regulatory environment.   Therefore, we believe you should provide segment information to reflect three operating segments without aggregating them into one reporting unit.

4. We continue to believe that you should expand your MD&A disclosures in future filings to address the operating results for each of your product lines. These disclosures should highlight any known trends, as required by Item 303(a)(3)(ii) of Regulation S-K. In this regard, increases in inventory during tightening credit conditions, in conjunction with decreased demand for your products due to the current macro economic environment, can also create significant downward pricing pressures. Therefore, we believe you should specifically address whether the significant increase in your inventory balances, in conjunction with decreased sales as compared to prior years, will lead to more aggressive pricing policies which could have a downward effect on your gross profit margins in future periods.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief